As filed with the Securities and Exchange Commission on April 29, 2003
                                                                CIK:  0001035270
                                                           Registration No. 333-

                   ===========================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ---------------------

                                    FORM SB-2
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                             ---------------------

                    Cornerstone Ministries Investments, Inc.
                 (Name of small business issuer in its charter)

           Georgia                                       58-2232313
  (State or jurisdiction of                 (I.R.S. Employer Identification No.)
incorporation or organization)

                                      6531
                          (Primary Standard Industrial
                           Classification Code Number)

                         2450 Atlanta Highway, Suite 904
                             Cumming, Georgia 30040
                                  678.455.1100
          (Address and telephone number of principal executive offices and principal place of business)


          Cecil A. Brooks, Chairman, President, Chief Executive Officer
                    Cornerstone Ministries Investments, Inc.
                         2450 Atlanta Highway, Suite 904
                             Cumming, Georgia 30040
                                  678.445.1100
               (Name, address and telephone of agent for service)

                             ---------------------

                                   Copies to:
                                   Drew Field
                               534 Pacific Avenue
                             San Francisco, CA 94133
                                  415.296.9795

                             ---------------------

        Approximate date of commencement of proposed sale to the public:
 As soon as practicable after the effective date of this Registration Statement


                         CALCULATION OF REGISTRATION FEE

====================================================================================================================================
         Title of each                      Dollar            Proposed maximum       Proposed maximum
     class of securities                 Amount to be          offering price        aggregate offering            Amount of
      to be registered                    registered           per certificate             price                registration fee
------------------------------------------------------------------------------------------------------------------------------------
Certificates of Indebtedness             $50,000,000            $   500.00              $50,000,000                $ 4,600.00
Common Stock, without par value            1,625,000                  6.50                1,625,000                    149.50
                                         -----------                                    -----------                ----------
                  Totals                 $51,625,000                                    $51,625,000                $ 4,749.50

         The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

         If any of the securities on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following: _X_

================================================================================

                                EXPLANATORY NOTE

This registration statement contains two forms of prospectus, one to be used in connection with an offering of common stock and one to be used in a concurrent offering of certificates of indebtedness. The common stock prospectus and the certificates of indebtedness prospectus will be identical in all respects except for the front cover page. The common stock prospectus front cover page follows the cross-reference page. The front cover page for the certificate of indebtedness prospectus follows that and is labeled "Alternate Certificate of Indebtedness Page."



                    CORNERSTONE MINISTRIES INVESTMENTS, INC.
            Cross-reference Sheet Showing Location in Prospectus of:

                  PART I -- INFORMATION REQUIRED IN PROSPECTUS

      Form SB-2 Item Number and Caption                Caption in Prospectus
      ---------------------------------                ---------------------
  1. Front of Registration Statement and
       Outside Front Cover of Prospectus.........      Outside Front Cover Page of  Prospectus
  2. Inside Front and Outside Back Cover
       Pages of Prospectus.......................      Inside Front Cover Page of Prospectus
  3. Summary Information and Risk Factors........      Prospectus Summary; Risk Factors
  4. Use of Proceeds.............................      Use of Proceeds
  5. Determination of Offering Price.............      Plan of Distribution
  6. Dilution....................................      Not applicable
  7. Selling Security Holders....................      Not applicable
  8. Plan of Distribution........................      Plan of Distribution
  9. Legal Proceedings...........................      Business
 10. Directors, Executive Officers, Promoters
       and Control Persons.......................      Management
 11. Security Ownership of Certain Beneficial
      Owners and Management.....................       Principal Shareowners
 12. Description of Securities...................      Description of Securities
 13. Interest of Named Experts and Counsel.......      Not applicable
 14. Disclosure of Commission Position on              Management -- Indemnification of
       Indemnification for Securities Act .......        Officers and Directors
 15. Organization Within Last Five Years.........      Not applicable
 16. Description of Business.....................      Prospectus Summary; Risk Factors;
                                                       Business; Certain Transactions
 17. Management's Discussion and Analysis              Management's Discussion and Analysis of
       or Plan of Operation .....................        Financial Condition and
       Results of Operations
 18. Description of Property.....................      Business -- Facilities
 19. Certain Relationships and Related
       Transactions..............................      Certain Transactions
 20. Market for Common Equity and Related
       Stockholder Matters ......................      Risk Factors; Future Resale of Securities
 21.  Executive Compensation.....................      Management: Executive Compensation
 22.  Financial Statements.......................      Index to Financial Statements
 23.  Changes In and Disagreements With
       Accountants on Accounting and
       Financial Disclosure......................      None

                                 250,000 SHARES

                                   Cornerstone
                                   Ministries
                                Investments, Inc.

                                  COMMON STOCK

                             ---------------------

         Cornerstone Ministries Investments, Inc. is offering these 250,000 shares of common stock directly to investors and also through selected securities broker-dealers as its agents, on a best efforts basis.

         The shares have been approved for listing on the Chicago Stock Exchange, under the symbol "IHN". There will not be any trades on the Exchange until we have 500 public beneficial shareholders.

         This offering will end when all the shares have been purchased or earlier, if we decide to close the offering.

                             ---------------------

                     See "Risk Factors" beginning on page 4.

                              ---------------------

Neither the Securities and Exchange Commission nor any state securities regulator has approved or disapproved the shares or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

================================================================================
                           Public           Broker-dealer
                          Offering           Commissions            Proceeds
                           Price               and Fees          to Cornerstone
--------------------------------------------------------------------------------
Per Share                 $ 6.50                $ 0.50               $ 6.00
--------------------------------------------------------------------------------
Total                   $1,625,000              $81,250            $1,543,750
================================================================================

                              ---------------------

                The date of this Prospectus is ___________, 2003

                                                          [Alternate Cover Page]

                                   $50,000,000

                                   Cornerstone
                                   Ministries
                                Investments, Inc.

                              9.00% FIVE-YEAR BONDS
                              GRADUATED RATE BONDS

                              ---------------------

         Cornerstone Ministries Investments, Inc. is offering these bonds directly to investors and also through selected securities broker-dealers as its agents, on a best efforts basis.

         We are offering two different bonds, which are also called certificates of indebtedness. They are described in the prospectus summary on page 3.

         We do not expect that there will be any trading market for the bonds.

         This offering will end when all the bonds have been purchased or earlier, if we decide to close the offering. There is no requirement that a minimum number of bonds must be sold and no arrangement to place the funds in escrow, trust or similar account.

                              ---------------------

                     See "Risk Factors" beginning on page 4.

                              ---------------------

         Neither the Securities and Exchange Commission nor any state securities regulator has approved or disapproved the bonds or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.


================================================================================
                        Public Offering     Broker-dealer
                          Price per           Commissions            Proceeds
                         Certificate           and Fees          to Cornerstone
--------------------------------------------------------------------------------
9.00% five-year bonds        500                 25                    475
Graduated rate bonds         500                 25                    475
--------------------------------------------------------------------------------
Total amount of the
  offering               $50,000,000         $2,500,000           $47,500,000

                              ---------------------

                The date of this Prospectus is ___________, 2003

         We have not authorized anyone to give you any information or make any representation that is not in this prospectus. The information in this prospectus is current and correct only as of the date of this prospectus, regardless of the time of its delivery or of any sale of the certificates. We are offering to sell, and seeking offers to buy the certificates only in jurisdictions where offers and sales are permitted.

                              ---------------------


                                TABLE OF CONTENTS

                                                        Page                                                   Page
                                                        ----                                                   ----
Prospectus summary...................................     3   Certain transactions..........................    16
Risk factors.........................................     4   Principal shareowners.........................    17
Note about forward-looking statements ...............     5   Description of securities.....................    17
Use of proceeds......................................     6   Future resale of securities...................    19
Management's discussion and analysis of financial....         Plan of distribution..........................    20
condition and results of operations..................     6   Experts.......................................    20
Business.............................................     9   Available Information.........................    20
Management...........................................    14   Index to financial statements.................    20


                              ---------------------

Until ______________, 2003 (90 days after the date of this prospectus) all dealers effecting transactions in the registered securities, whether or not participating in this distribution, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                               Prospectus summary

         This summary highlights some information from this prospectus.
      To understand this offering fully, please read the entire prospectus carefully, including the risk factors and the financial statements.

Our business

Cornerstone Ministries Investments, Inc. finances land and buildings for churches and other nonprofit faith-based schools, senior housing, affordable housing and daycare facilities. We began operations in 1985 as Presbyterian Investors Fund, Inc., a nonprofit corporation. Cornerstone Ministries Investments, Inc. was organized as a for profit corporation in 1996. The two were merged in December 2000. At December 31, 2002, we owned $64,667,610 in loans. Funding for these loans had come from $67,977,382 in certificates of indebtedness and $3,159,471in shares of common stock and retained earnings.

Our objectives

Our goal is to help churches and other nonprofit organizations buy or build the facilities they need to carry out their missions and goals. We lend to groups in their early stage of development when it is difficult for them to finance through conventional sources. We use our own funds, often together with financing from banks or other investors. We have developed some unique approaches to providing financing for these borrowers. Where there is no suitable existing building, we may assist in developing a new facility for a qualified candidate. We are not long-term lenders in these properties. Rather, we seek to provide basically a bridge to qualification for conventional financing.

Payment of interest, principal and dividends

This chart summarizes the interest rates and principal repayment dates for the two types of bonds offered:

   Bond               Annual percentage                   When  principal
   type               rate of interest                  is due to be repaid
   ----               ----------------                  -------------------
Five-year                    9%                   At the five-year maturity date
Graduated           7%, increasing to 9%           Any anniversary of purchase,
                                                       on 10 days' notice


The description of securities section of this prospectus explains how interest is calculated and paid, when principal may be repaid before the due date and other terms of the bonds.

For the past four years, we have been paying cash dividends on our common stock, at annual rates of 10% to 10.5% on the $6.50 share purchase price. Dividend payments in the future will depend upon there being sufficient net income and a decision by our board of directors.

How to buy bonds or shares

You can fill out the order form and return it with your check for the amount of your investment. You can also purchase bonds or shares from any of the securities broker-dealers who are our sales agents for this offering. The minimum investment is $500 for bonds and $100 for shares.

How you can communicate with us

Our office is at 2450 Atlanta Highway, Suite 904, Cumming, Georgia 30040. Our telephone number is (678) 455-1100 and our fax number is (678) 455-1114.

                                  Risk factors

Properties we own or finance may cause losses that could reduce or eliminate your interest payments or dividends and cause you to lose part or all of the amount you invested. These risks include:

o Properties we might have to take over for nonpayment could be sold at a loss. In the event a borrower is unable to pay its loan or lease and we must take over the property, we may find it difficult to find a buyer for the property at a price that will not result in our losing money. Many of the properties which will serve as the collateral for our loans will be church buildings or other limited use facilities. Designed specifically to meet certain needs, they will be of limited use to other buyers.

o There may not be insurance coverage for a loss. We could lose income from a loan, or suffer loss on resale of a property, if an uninsured event happened. We require comprehensive liability, fire, flood and extended insurance coverages on all buildings that secure our loans. However, insurance is often not available for certain types of losses, such as riots, acts of war or earthquakes.

o We may incur liability under environmental laws. Various federal, state and local laws make property owners and lenders pay the costs of removal or remediation of certain hazardous substances released on a property. They often impose a penalty without regard to whether an owner, operator, or lender knew of, or was responsible for, the release of hazardous substances. The presence of, or failure to properly remediate, hazardous substances may adversely affect occupancy of any facility, the ability to operate it as intended, and the ability to sell or borrow against a contaminated property. The presence of hazardous wastes on a property could also result in personal injury or similar claims by private plaintiffs.

         We require a transaction screen, appraisal or on-site inspection on every property for which we make a loan. If we then decide it is necessary, we have a Phase I environmental site assessment performed, to identify potential contamination for which a lender may be responsible and to assess the status of regulatory compliance.

o There may be unexpected regulatory compliance costs. The properties for which we provide financing are subject to various other regulations from federal, state, and local authorities. If we or a borrower fail to comply with these regulations, it could result in a fine and the award of damages to private plaintiffs. If a borrower had to spend a significant amount of money to bring a property into compliance, they could be unable to make their loan payments.

If payments to us are delayed or uncollectible, we may not be able to pay you interest or dividends. In addition to risks that all real estate lenders face, we have these particular issues:

o We are highly leveraged. That is, on December 31, 2002, we had about 22 times more in certificate debt than we had in shareowners' equity. Payments of interest and principal on the debt are required, whether or not we are current in collecting from our loans or investments.

o It is our practice for some loans to have limited personal guarantees in which each individual guarantor pledges a maximum of $5,000. We may have difficulty suing individuals to force their compliance with the guarantee agreement and may have to take a loss on the loan.

o The ability of any borrower to make the loan payments is dependent on the continuing strength of its contributions and income. To the extent that a church or project suffers a decline in contributions or income from ministries, it may be unable to meet its loan obligations.

o If we must foreclose on a loan, it may take longer and cost more than with other types of real estate to achieve the foreclosure, to repair the building, to find a buyer, or to maintain and protect the property.

o Our interest expense and most other expenses of operation are fixed and will be incurred without regard to our revenues from interest and fees.

o The amount of a single loan for developing a housing ministry may become a significant percentage of our total loans receivable, before that loan is repaid from long-term financing. A delay or inability to refinance would mean that problems with one loan could reduce our cash flow below our ability to pay interest on our certificates.

We may not have enough cash to repay our debt when due. We receive cash from loan repayments, fees earned and from sale of common stock and certificates of indebtedness. We use cash in making loans and to repay our certificates. This is a schedule of the due dates and amounts on our certificates outstanding at December 31, 2002:

Due Date                   Amount Due           Due Date             Amount Due
--------                   ----------           --------             ----------
Various dates in 2003      $12,588,839         On March 15, 2004     $   838,115
On March 15, 2005          $ 4,938,456         On March 15, 2006     $10,941,275
On March 15, 2007          $15,516,746         On July 1, 2007       $11,879,537
On October 1, 2007         $ 8,506,158

We must balance the amount of cash we have at any moment with the amount that we need. This task is difficult because, if we keep too much cash in reserve, we will not earn sufficient income to pay interest on our debts or earn income for our shareowners. If we keep too little cash available, we might default on our obligations. We believe that most certificate owners will purchase new certificates to replace matured ones, so we will not have to send them cash. This may not be what happens and we may be unable to repay all of the maturing principal when due. If we cannot pay the certificates, we would have to try finding other financing or selling some of our assets.

Only a part of the shares and certificates offered may be sold, which could lower our future income. Both our certificates and our shares are being sold on a best efforts basis. That means that we, and selected broker-dealers, will use our best efforts to locate investors. No individual or company is guaranteeing to invest any specific amount of money. There is no way for us to predict how much will be purchased. To the degree that we sell fewer certificates than offered, our fixed expenses will be a larger part of our income and will lower the potential income to pay interest and dividends.

The board of directors will determine payment of dividends. We have paid dividends since 1999 and presently intend to continue them. Our board of directors will evaluate the timing and amount of any dividends, based on factors including the cash available for distribution, economic conditions, applicable laws and other facts and circumstances that they think are important to a dividends decision. Payment of dividends to shareowners reduces the amount of equity capital available to absorb any losses, before we would be unable to pay interest on certificates.

If we lose the services of our officers, or of key employees of Cornerstone Capital Advisors, our business may suffer. Both our chief executive officer, Cecil A. Brooks, and our chief operating officer, John T. Ottinger, have over 17 years managing faith-based, nonprofit property financing. Our administrative services are provided by Cornerstone Capital Advisors. Neither we nor CCA have employment agreements or any key person life insurance. Our business is specialized and it is difficult to find, train and keep qualified people.


                      Note about forward-looking statements

Some of the statements made in this prospectus, including those relating to expectations for the sale of securities in this offering and the performance of our lending operations, are forward looking and are accompanied by cautionary statements identifying important factors that could cause actual results to differ.


                                 Use of proceeds

The gross proceeds from this offering will be $51,625,000, assuming all of the certificates and shares are sold. After payment of the maximum possible $2,582,250 in commissions and the estimated $120,000 in offering expenses, the net proceeds would be $48,923,750. All of the net proceeds will be used to finance churches and related nonprofit faith-based schools, senior housing, affordable housing, student housing and daycare facilities.

                     Management's discussion and analysis of
                  financial condition and results of operations

Overview of operations. We have always focused on serving only faith-based organizations, principally churches. We also offer specialized programs for church and other nonprofit sponsors of senior housing and affordable/moderate income housing programs. Our earnings have historically come principally from financing churches. During the last quarter of 2000, we began increasingly to realize revenues from investment in senior and affordable/moderate income housing projects. We generate revenue from:

o        interest on loans

o        origination and renewal fees on loans

o        gains on the sale of property securing loans

o        interest on securities

o        consulting fees

We currently charge a 5% to 10% fee on new loans, based upon expected term, and renewal fees of as much as 5% of the outstanding balance of the renewing loan. Our interest rate on all new loans is currently from 5% to 12%. Some loans are participating loans, enabling us to receive income from the gains on the sale of property for which we have provided financing. The participation percentage varies between 25% and 33% of the gains on the sale of real estate.

Comparison of years ending December 31, 2001 and December 31, 2002

General. Assets increased from $41,074,942 at the end of 2001 to $71,776,839 at the end of 2002 as a result of the sale of our certificates. Total revenues for 2001 were $4,362,214 and were $6,909,340 for 2002. Net income for these periods, before dividends but after taxes, was $247,120 for 2001 and $612,608 for 2002.

Our investments in loans outstanding were $30,576,660 on December 31, 2001 and $64,667,610 on December 31, 2002. Our other assets at the end of 2002 included $2,571,250 in investments in bonds and $1,500,499 in cash. The amount of our investor certificates and accrued interest increased from $37,643,733 at December 31, 2001 to $67,977,382 a year later.

Loan interest and fee Income. We received $6,018,879 in loan interest and fees earned during 2002, compared to $3,868,429 in 2001. The weighted average interest rate on the loan balances at February 28, 2003 was 9.48%. The increase is the result of additional loans being made during the course of the year out of increased funds arising from the sale of certificates, and from refinancing of existing loans by third parties.

Real estate and other income. We own two office condominiums that are leased to others. We have disposed of all but one of the investment properties we had acquired before the year 2000. None of our participating loans had sold property during the course of the two years. Most of our other income is interest from our purchase of bonds used as permanent financing for projects we had funded during their development and initial operations. We owned $2,571,250 of bonds at December 31, 2002 and $5,172,500 at December 31, 2001.

Investor interest expense. Interest expense increased from $2,726,524 in 2001 to $4,154,997 in 2002. This results from paying interest in 2002 on the larger amount of certificates that resulted from our continuing sales of investor certificates. The weighted average interest cost for all of the outstanding certificates at February 28, 2003 was 8.60%.

Marketing expenses. We have not paid significant amounts for marketing our lending capabilities because of the continuing requests for financing with which we have been approached. Total expenses for marketing our certificates in 2002 were $494,042 versus $229,154 in 2001. Selling commissions paid to brokers for selling certificates are paid in cash but charged as an expense over the term of the certificates they sold. The unamortized balance is on the Balance Sheet as part of "Other Intangible Assets, net."

Operating and personnel expenses. Operating and personnel expenses increased to $1,393,604 in 2002 from $1,101,927 in 2001. This increase reflects additional employees and compensation added to handle growth in our business, as well as the support facilities for the increased number of employees. For 2003, we have contracted with Cornerstone Capital

Advisors to provide all our administrative services. We will reimburse CCA for its expenses, which are expected to be no more than if we continued to provide our own administration. There is no set fee to CCA but we may pay a fee for good performance. See "Management: Administrative Services Agreement with Cornerstone Capital Advisors." Impairment loss. During 2002 we charged as an expense the $129,885 incurred to create a structure for marketing our certificates.

Income tax (provision) benefit. All income tax benefit is due to changes in our deferred tax assets and liabilities.

Dividends

We paid $363,371 in dividends on our common stock during 2002, compared to $360,735 in 2001.

Liquidity and Capital Resources

Cash flows from operations. Net cash used by operations was $200,593 in 2002 and net cash provided by operations was $1,028,147 in 2001. The difference is principally from differences in the amounts of payables and other intangibles.

Cash Flows from investing activities. We used $31,472,675 in investing activities in 2002, up from $9,488,708 for the year-earlier period. The increase resulted primarily from approximately $15 million more real estate loans made in 2002, approximately $15 million more loan principal payments received in 2001, offset by the purchase of bonds in 2001 and the sale of bonds in 2002. We currently have commitments and applications sufficient to invest the cash on hand. At December 31, 2002, we had requests for loans of approximately $1.3 million for churches, $1.2 million for senior housing and $3.5 million for low to moderate income housing.

Cash from Financings. During 2002, $30,604,172 was raised from the sale of new certificates, after subtracting the amount of outstanding securities redeemed. The net new capital raised from certificate sales in 2001 was $9,121,904. Our experience since 1985 has been that approximately 95% of the maturing amounts are immediately reinvested in new certificates, so that we do not actually pay back that principal in cash. This past experience may not be repeated for future maturing certificates and we may be required to raise cash, from borrowings or selling assets, to pay back more of the maturing certificates.

We believe that additional sales of new investments from the current and planned offerings, as well as cash on hand, expected refinancings and sales of existing loans, will be sufficient to meet our capital needs. We also expect to have a bank line of credit in place on each of these certificate maturity dates. We act as guarantor on loans secured by first mortgages on retirement homes, equal to $34,776,000 on December 31, 2003. Our guarantee is secured by second mortgages and we have the right to cure any default on the first mortgage loan.

The amount and timing of our future capital requirements will depend, in addition to repaying maturing certificates, on factors such as the origination and funding of new investments, potential acquisitions of related businesses and the overall success of our marketing efforts for certificates, notes and any other securities.

Effects of Inflation

Inflation, which has been limited during the course of our operating history, has had little effect on operations and we do not believe it will have a significant effect on our cost of capital or on the rates that we charge on our loans. Inflation resulting in increased prices for real estate could potentially decrease the ability of some potential clients to purchase, finance, or lease a property.


                                    Business

Our primary objective is to provide income for our certificate holders and shareowners, by financing the acquisition and development of facilities for use by churches, their related ministries and nonprofit organizations. Presbyterian Investors Fund, Inc. was incorporated as a Georgia nonprofit corporation in December 1985 and Cornerstone Ministries Investors, Inc. was formed as a Georgia for profit corporation on March 18, 1996. PIF was merged into CMI on December 29, 2000 and CMI's corporate name was changed to PIF/Cornerstone Ministries
Investments, Inc. The name was changed back to Cornerstone Ministries Investments, Inc. on February 26, 2003.

We offer development, construction, bridge and interim loans, usually due within one to three years. The typical maximum investment amount in a church loan is $1,000,000. Our largest loan was approximately $12,000,000, for a community housing project. We do not have any limits on the percentage of our assets that may be in any one investment or in any geographic area of the United States. We have not established any maximum ratio of our total debt to our total shareowners' equity. These policies would be made by our board of directors and could be changed, without the vote of share or certificate owners. A description of our loan programs follows.

Types of loans we make

Development and Acquisition Loans: We will provide financing to young growing churches and other ministries that we judge to possess excellent growth or income potential and which show a strong ability to repay a loan through their own growth or income (as in the case of senior housing, for instance.) These borrowers may lack the history, size, equity or income required by conventional lenders or bond underwriters. Development and acquisition loans may be used to acquire property that is either developed or to be developed (in conjunction with a construction loan provided by us or another lender). Like all of our loans, these loans carry an initial fee of 5% of the amount borrowed for churches, and 10% of the amount borrowed for other projects including senior housing and moderate income housing projects. For churches, there may be a renewal fee of up to 5% of the outstanding balance for loans that need to be renewed after each year. Each loan is made for one year, however these loans may be renewed, as a new loan, with or without fees, for a maximum of three years under normal circumstances. Development and acquisition loans are often made with an initial interest only period or a deferred or capitalized interest period. Normally these loans are refinanced by banks or others before there is a reduction in principal. In most of our acquisition and development loans, we participate in any gains in the sale or refinancing of all or a portion of the property for which we provided the initial financing.

Construction Loans: Construction loans are typically made to finance the construction of new facilities, or to renovate existing facilities. They normally have a maturity of six months to one year. Borrowers typically pay interest only on the outstanding balance drawn for construction. We focus primarily on loans of less than $1,000,000 for churches and daycare facilities; larger loans are required to develop senior housing, affordable housing projects and student housing. We require the customary documentation for construction loans, including lien subordinations and waivers, builders risk insurance, budgets and assignment of relevant contracts to us. We make weekly disbursements on finished invoices and require interim lien waivers on all disbursements.

Semi-permanent Loans: These are often called mini-perms or bridge loans. They are for as long as three years and may be linked to a construction loan. They are often used by churches and other borrowers who expect to receive pledges, grants, leases or other anticipated income but who are in need of immediate funds. We make these loans on an annual renewal basis with an annual renewal fee equal of up to 5% of the outstanding balance. The loans are usually repaid by other forms of financing, such as church bonds or conventional loans. We will assist the borrower to find long term financing through some of the lenders with which we have established relationships, or we will sell the loan to one of these lenders.

Our loan policies

Borrowers: We are in the business of providing facilities primarily for use by faith-based nonprofit organizations, such as churches and other ministries. We also lend to nonprofit entities that extend their ministries through facilities for assisted living, day care, camps, group homes, etc. Primary borrowers will be the organizations that will own and occupy the facility. A special class of borrowers will include some for profit entities that are developing facilities to be occupied or leased by a nonprofit as the primary occupant. For profit borrowers must submit signed development and lease agreements with the nonprofit entity or organization that will be the primary occupant, as well as refinancing plans that will transfer ownership to the nonprofit within the term of the loan. We screen these for profit developers for experience in developing for nonprofit owners or occupants.

Loan Terms and Conditions: We make loans for acquiring and developing property, construction of new facilities, renovation of existing facilities, financing of anticipated income from pledges, bridge financing, refinancing existing loans, working capital, and other purposes as our board of directors may find acceptable. Each loan is secured by a first or second mortgage lien, a pledge of revenue and, where we determine necessary, limited personal guarantees made by members or principals of the borrowers.

We may provide a fixed or variable rate loan. Our loans may include a participation feature where there is the possibility of additional gain upon the refinancing of a property or the sale of excess property acquired by a borrower and resold during the term of our loan. The terms and conditions offered to borrowers, including interest rates, fees, maturities and guarantees, will be based upon current market conditions and factors like our operating expenses and the loan's origination expenses. We charge each borrower an application fee to offset the cost of loan origination and approval, legal fees and out-of-pocket expenses. We charge a commitment and closing fee and may also charge a loan renewal fee. These fees may be paid in cash by the borrower or added to the loan principal, at our discretion.

We generally require the normal protections afforded commercial lenders, including title insurance, real estate surveys, appropriate resolutions of the borrower, appraisals of the property, and the issuance of fire and extended insurance coverages. We use mortgage loan documents in the form currently in use in the state where the mortgaged property is located. We may accept a second mortgage loan position on certain short-term financings. We may also permit these loans to be converted to tax-exempt bonds.

Loan underwriting requirements

Mortgage loan applications submitted to our underwriting staff will normally include (i) a completed application on our form, or substantially similar information on a form acceptable to us, (ii) corporate organizational documents,
(iii) financial statements including pro forma financial statements, (iv) certified real estate appraisal, (v) a real estate survey certified to us, (vi) preliminary title report, (vii) market and feasibility reports, if applicable,
(viii) copies of relevant insurance coverages, (ix) copies of all material contracts and leases and (x) environmental report or affidavit.

Completed applications and supporting material are submitted to the loan committee of our Board of Directors, which has authority to approve loans of $500,000 or less. Loans or investments over this amount must be submitted to the full board for approval. The loan committee consists of at least three directors, not including any directors who are also our officers. The loan committee determines the creditworthiness of the borrower and oversees the rates, terms and conditions of the loan. Upon approval of a loan application, our loan staff will work with its officers and legal counsel to supervise the loan closing, including the preparation of loan documents and forwarding of funds. It is our policy to require borrowers to pay all expenses of the loan including our legal expenses. These expenses are usually deducted from the loan proceeds.

Loan investments we have made

This chart shows the number and amount of loans we have made in each of the last five years:

                          Number of             Amount of
         Year             loans made           loans made
         ----             ----------           ----------
         1997                16                $ 7,532,000
         1998                10                $ 7,446,100
         1999                17                $12,953,200
         2000                10                $11,041,500
         2001                11                $14,029,191
         2002                16                $30,383,224

Each of our loans has a date when the full principal amount becomes due, or when we may call the loan for repayment. Our experience has been that loans are often refinanced before their due date. These are the number and amount of our loan investments, at December 31, 2002, which become due or callable in 2003 and in later years:

                            Number of loans          Amount of loans
         Year               due or callable          due or callable
         ----               ---------------          ---------------
         2003                     33                  $56,446,512
         2004                      1                  $ 5,045,454
         2005                      0                  $         0
         2006                      1                  $    20,886
         2007                      2                  $   186,935
         2008-2026                11                  $ 2,121,973

New Property Development: In 2000, we began providing development financing and assisting in the development of new facilities, in conjunction with church, ministry or nonprofit organizations, where there are not existing facilities or buildings that would meet their needs. Church and daycare facilities would be from 2,000 to 10,000 square feet, with budgets from $300,000 to $1,000,000. The churches and daycare facilities select from standardized plans available to us and use a developer we accept.

The church will typically have been in existence for at least a year and have a minimum income of $75,000 per year. We perform on site interviews with the potential lessees and purchaser to determine the stability and quality of its leadership and congregation, as well as to perform due diligence on the proposed property for development and the demographics of the area.

In addition to churches, church ministry facilities, daycare facilities and Christian schools, a portion of our assets is being invested to acquire or develop senior adult housing, in particular independent living and assisted living facilities owned or sponsored by nonprofit organizations. These are based upon our standardized plans and prototype facilities. Assisted living facilities range in size from 80 to 200 units and cost from $4 million to $21 million. In addition, there are costs associated with the acquisition of property, zoning, permitting, engineering, marketing and operating that may require us to make additional investments. Independent living communities will vary in size but have budgets similar to that of the assisted living facilities. Most often these are developed on land held by a church or other nonprofit. The completed facilities will be owned by or leased to the nonprofit entity and refinanced after three years or upon stabilization of occupancy, when financing can be available from conventional sources, such as commercial banks or investment banks.

We have also begun to work with nonprofit faith-based organizations to assist in their efforts to provide affordable and moderate income housing. In these projects we are currently providing loans for the acquisition and development of properties on which single family homes will be offered for sale or lease/purchase. We intend to add various types of multifamily facilities. There are many federal, state, and local sources of additional and replacement financing to assist either the nonprofit sponsor or the home-buyer to develop, build, and market or purchase these facilities. Our loans bring projects to the point at which conventional or governmental financing becomes available. Nonprofit sponsors must employ knowledgeable developers and contractors on the projects in which we make loans. Loans may range in size from $100,000 to $15,000,000.

These nonprofit organizations may have little or no assets with which they can provide additional guarantees, collateral or equity for the project. We will seek to obtain additional guarantees from the principals of the church or organization, or from an affiliated organization that can provide the additional security or collateral. For the return of our investment, we will rely primarily on the value of the property to be acquired and developed, the feasibility of the project and the expertise and knowledge of the developer and manager. There will normally be no guarantees from the developer or manager. We will not invest in a project developed by a for profit developer, unless a suitable nonprofit lessee/purchaser has been qualified by the board of directors and signed a letter of inducement or intent.

Our market

We believe, based upon our monitoring of available data, that there are approximately 325,000 Protestant churches in the United States and that 10,000 to 15,000 net new congregations begin annually. Our experience is that these new churches will need between $350,000 to $1,500,000 to acquire or build their first facility. We have found that the most strategic time for them to set a course for their short term and intermediate term growth is the first one to three years of existence. Their health and growth is substantially increased when they move into a facility designed and dedicated for their use.

The longer life expectancy and age of the baby boomers will require increased services and housing for the elderly. Our investment focus is on preserving or enhancing the independence of residents, while providing options for services as needed. These independent living facilities supply a minimum of personal care while providing such amenities as security, transportation, housekeeping and meals, items which are covered in the monthly rent paid to the facility. In 1996 only 9% of the new developments of senior housing were independent living apartments. According to certain studies, the changes in the older population will increase the demand for housing and services that allow seniors to live independently and the provision of those services and housing will be a major part of the aging process in the future.

Prior to the 1980's, federal programs were the primary vehicles for providing affordable rental and homeownership opportunities. Over the past fifteen years, nonprofit organizations, both community and faith-based, have become the nation's primary source of rental and homeownership opportunities for people with low to moderate incomes. They have stepped into the void left by the shrinking federal commitment to these areas and have addressed some of the problems that prevent many from obtaining adequate housing. The ability of these nonprofits to provide housing is limited, due to the diminishing availability of acquisition and development funds needed to qualify for the various state and local financing programs.

We reach our market through a variety of strategies, including radio and direct mail marketing. We develop our investment opportunities primarily through a network of independent representatives in key market areas in the Southeast. These representatives are not our employees, but are paid a commission to identify applicants for our programs. They may also pursue development of the projects and present them to us for review. These representatives may be involved in the project as a real estate agent, architect or contractor. We are actively seeking additional representatives in areas of high growth in population and real estate values.

Our competition

We have found that most national lenders focusing on churches and related ministries are unwilling to consider loans of less than $1,000,000 or for churches less than five years old. Local lenders will make smaller loans, but most of them still require at least three years of full operating history. We believe that there is very little competition in the early stage church and ministry markets that we seek to serve.

We will face competition from other financing institutions in some areas of our market and programs. These competitors may include banks, savings and loans, REITs, denominational funds and broker/dealers, all or some of whom may have greater resources or lower costs of operations. We intend to compete on the basis of our management's experience in the church and nonprofit financing, real estate and construction markets and our low cost of operations.

Wellstone Communities Inc.

In December 2002 and January 2003, we invested a total of $1,000,000 in Wellstone Communities Inc., a Georgia corporation we had formed November 20, 2002. We own all 100,000 shares of its common stock and it was our wholly-owned subsidiary at December 31, 2002. WCI purchased two of our church loans in January 2003, at prices equal to their $591,003 loan balances and made a $400,000 loan in December 2002. WCI expects to begin, in May 2003, a public offering of $50,000,000 in shares of its participating convertible preferred stock.

Our purpose in creating and investing in WCI is to provide preferred stock investors with income from loans secured by residential and supportive communities. The residential communities are expected to include senior housing, moderate-income multifamily housing, moderate-income single family housing and student housing. Supportive communities would be daycare centers, private schools, charter schools and church buildings that can also house a school, daycare or other supportive community.

We plan for WCI to own a federal chartered bank, to further its business purpose. The bank would make loans secured by mortgages on residential or supportive communities, using funds it acquired from deposits, borrowings and WCI's capital investment in the bank.

Wellstone Financial Group, LLC

During 2001, we acquired a 50% equity (99% profits interest) in Wellstone Financial Group, LLC, a Georgia limited liability company, in exchange for 76,923 shares of our preferred stock. WFG assists nonprofit entities secure financing from banks, bond underwriters and other sources, for retirement, childcare, church and church related facilities. WFG receives fees for completed financings.

Employees

Cecil A.  Brooks and John T.  Ottinger  are our  principal  executive  officers.
Cornerstone  Capital  Advisors,   Inc.  that  provides  all  our  administrative
services, has seven employees, all full-time.

Facilities

In February 2003, we purchased, for $535,000 cash, and moved our growing staff into a 4,400 square foot office building in Cumming, Georgia. We own two nearby office condominiums, on which there is a $189,226 mortgage loan. They are leased to another company, for $2,200 a month. In our management's opinion, the properties are adequately insured.

Environmental laws

Under various federal, state and local laws, an owner or a mortgage lender may be liable for the costs of removal or remediation of hazardous or toxic substances from a property, even if they did not cause or even know about the contamination. The costs and liability are not limited and could be more than the value of the property. The presence of these substances may make it difficult to sell the property. Environmental laws also govern the presence of asbestos in buildings and may require removal or precautionary action. They may also impose fines and allow recovery for injury from exposure to asbestos.

We have not incurred any material costs or effects so far from compliance with environmental laws. We require an environmental report or affidavit before we make a mortgage loan or purchase a property. This is a changing area of law and we could have material extra costs or liability from being mortgage lenders or owners of real property.

Government regulations

We do not make any loans to consumers, so we are not subject to the many federal, state and local laws about lending. We are not required to be licensed in the states in which we operate. Our borrowers will be subject to some of the laws intended to protect the public from building hazards and to make buildings accessible. We cannot monitor compliance with all these laws. Enforcement action against the building or our borrowers could interrupt our receipt of payments and decrease the value of the property. We do not believe that any material changes are currently required to any of the properties securing our loans.

Legal proceedings

We are not a party to any pending legal proceeding. We are not aware that any of the properties covered by our mortgage loans is subject to any pending legal proceeding or that any governmental authority is contemplating any legal proceeding involving us or any of those properties.


                                   Management

Our board of directors is elected by our  shareowners.  The board is responsible
for  setting  policies  and  for  hiring  and  retaining  management.   This  is
information about our directors and officers.

Name, residence address                     Age                     Responsibility
-----------------------                     ---                     --------------
Cecil A Brooks                              71                Director, Chairman of the
10206 Big Canoe                                               Board, President, CEO
Jasper, GA 30143

John T. Ottinger                            48                Director, Vice President, COO,
923 Spring Glen Place                                         Secretary and Treasurer
Suwanee, GA 30024

Taylor McGown                               64                Director, Vice Chairman,
74 Big Canoe                                                  Member of the Loan committee
Jasper, GA  30143

Henry Darden                                69                Director, Member of the
614 Beverly Dr.                                               Audit Committee
Brandon, FL  33510

Irving B. Wicker                            76                Director
132 Eswick Drive
Prattville, AL 36067

Directors are elected for three-year terms. Mr. Darden will serve until the annual meeting in 2003, Messrs. McGown and Wicker until the 2004 meeting and Messrs. Ottinger and Brooks until the meeting in 2005.

         Cecil A. Brooks has served in these capacities since CMI was founded. He graduated from Mercer University in 1952. After a varied career in sales and management, including real estate sales and development, he graduated from Reformed Seminary in 1975. He served as pastor of Trinity Presbyterian Church in Miami, Florida and on the staff of Mission to North America of the Presbyterian Church of America from 1983 to 1994. He formed the Investors Fund for Building and Development (the predecessor to Presbyterian Investors Fund, Inc.) in 1985 and served as President from its inception to its merger with CMI. Mr. Brooks has served on the boards of a number of nonprofit organizations concerned with foreign missions and housing for the elderly. Mr. Brooks has over 16 years experience in all areas of the church mortgage lending and development business. Mr. Brooks has also worked closely with church bond underwriters and broker-dealers in the church lending market. He has been a director since 1985.

         John T. Ottinger, Jr. has served as Vice President and Secretary/Treasurer since CMI was founded. Mr. Ottinger is also CMI's Chief Financial Officer and became its Chief Operating Officer in 2000. He graduated from the University of Delaware in 1976 and spent eight years in the lodging industry. Mr. Ottinger has served as pastor of an established church as well as organizing pastor in North Carolina. He joined the PIF staff in 1985. Mr. Ottinger has 16 years of extensive experience in church lending. He has been a director since 1996.

         Taylor McGown has served as a director since 1985. He graduated from the University of Memphis in 1976 and received a Master of Divinity degree from Reformed Theological Seminary in 1979. Mr. McGown served a number of pastorates in a variety of capacities as well as serving as Director of Palmer Children's Home. He is currently a self employed registered representative and investment advisor.

         Henry Darden has served as a director since 1992. He received a Bachelor of Science degree from the University of Georgia in 1955 and an AA in real estate from the City College of Chicago in 1970. Mr. Darden is a retired Lieutenant Colonel with the United States Air Force and currently serves as a financial and tax consultant.

         Irving B. Wicker has served as a director since 1990. He graduated from the University of Maryland in 1959 and received a Masters Degree from George Washington University in 1963. He is a retired Lieutenant Colonel from the United States Air Force and has been a real estate broker and financial planner for 15 years.

Committees

Audit Committee. Two independent directors, Messrs. Darden and Wicker, are the audit committee. The audit committee will make recommendations concerning the engagement of independent public accountants, review their independence, the services they provide and the results of the audit engagement. The audit committee will also consider the range of audit and non-audit fees and review the adequacy of our internal accounting controls.

Loan and Investment Committee. The board has established a loan and investment committee consisting of Messrs. Brooks, Ottinger, Darden and McGown and having a quorum of three members. The committee will review and may approve loans and investments of up to $500,000 on behalf of the board, in accordance with the loan and investment policies as adopted and amended by the board form time to time. Any individual loans or investments in excess of the committee's authority will be subject to approval by the entire board.

Meetings and compensation of directors

The directors meet at least annually and more often as needed. The audit committee meets at least once annually. The loan and investment committee meets as required. Directors receive $100 for each conference call board and committee meeting they attend and $500 for each face-to-face meeting attended. We reimburse them for travel expenses to attend meetings.

Executive compensation

This summary compensation table shows all compensation paid to our two executive officers during 2001 and 2002:

                                                                         Annual compensation
                                                                     ---------------------------
Name and principal position                                          Year                 Salary
---------------------------                                          ----                 ------
Cecil A. Brooks, Chairman of the Board, President and CEO            2001                $125,000
                                                                     2002                 150,000
John T. Ottinger, Vice president, Secretary, Treasurer and COO       2001                  75,000
                                                                     2002                 125,000

Our executive officers were compensated by Presbyterian Investors Fund, Inc. through 2000 and their services were included in the administrative services agreement we had with PIF. Their services for 2003 will be included in the administrative services agreement with Cornerstone Capital Advisors, Inc. Neither we nor CCA have employment agreements with them or any other employees.

Employee profit sharing plan

We established a Profit Sharing Plan for our employees in 2001. The Plan allows for entry into the plan after one year of service, and immediate vesting of contributed amounts. The Plan does not have an employee contribution component. All contributions are to be made at the discretion of the board of directors. For the year ended December 31, 2002, a contribution of $65,000 was made.

Indemnification of directors and officers and limitation of their liability

Officers or directors are not liable to CMI or its shareowners, under Georgia law, if they acted in a manner they believed in good faith to be in or not opposed to CMI's best interests. They are not liable in any criminal proceeding if they had no reasonable cause to believe their conduct was unlawful. As permitted by Georgia law, we will indemnify our officers and directors against liability and their defense costs in any proceeding in which they have been successful or where the directors who are not involved determine that the applicable standard of conduct has been met. We will pay reasonable expenses, including attorneys' fees, incurred by directors or officers in advance of the final disposition of a proceeding, if they furnish written affirmation of good faith belief that they have met the applicable standard of conduct, together with a written promise to repay any advances if it is determined they are not entitled to indemnification. We have been informed that, in the opinion of the Securities and Exchange Commission, any indemnification for liabilities arising under the federal Securities Act of 1933 is unenforceable, as against public policy expressed in that Act. We carry insurance against the liability of our officers and directors.

Administrative services agreement with Cornerstone Capital Advisors

Effective May 1, 2003, we have an agreement with Cornerstone Capital Advisors, Inc. for CCA to provide our administrative and "back-office" services, subject to the direction and supervision of our officers. The services include loan application and closing process, accounting, investor relations and management information systems. We will reimburse CCA for all its expenses for performing its duties under the administrative services agreement, including employment and office expenses. We will not pay CCA a set, periodic fee but we may pay incentive compensation to CCA for good performance. We have agreed to indemnify CCA against any liability or costs from claimed acts or omissions of CCA in its duties under the agreement, except those due to its bad faith, misconduct or gross negligence.

CCA is a recently formed corporation. It is owned by Cornerstone Group Holdings, Inc., which is owned by Foundation for Christian Community Development, Inc., a nonprofit corporation. All of its directors, officers and employees came directly to CCA from similar positions they held with us. They are continuing to provide the same services as before, but now it is under an administrative services agreement that we have with CCA. The purpose of forming CCA is to allow its management group to contract for their services with multiple businesses and to allocate its costs among them. It also places responsibility for each business under its own board of directors, separate from the CCA management group.

The administrative services agreement was approved by unanimous vote of our directors. The independent directors were offered access, at our expense, to our lawyer or independent legal counsel. The agreement will be in effect until December 31, 2003 and will renew for successive one-year periods, unless terminated upon 60 days' notice by a majority of the directors who are not affiliated with CCA. Our two officers are also officers of CCA.


                    Certain Transactions with our Affiliates

Our  investment  in a  wholly-owned  subsidiary  is described in the  "Business:
Wellstone Communities Inc." section of this prospectus. The "Administrative services agreement with Cornerstone Capital Advisors" is described in the section of this prospectus just before this one.

Any future material affiliated transactions and loans will be made or entered into on terms that are no less favorable to us than those that can be obtained from unaffiliated third parties and must be approved by a majority of our independent directors who do not have an interest in the transactions and who were offered access, at our expense, to our lawyer or independent legal counsel. We do not make loans to our officers or directors.

                              Principal shareowners

         The following table shows the beneficial ownership of our common stock immediately prior to this offering, for shares owned by:

(i)      each of our directors and executive officers,

(ii) each shareowner we know to own beneficially 5% or more of the outstanding shares of our common stock and

(iii)    all directors and officers as a group.

We believe that the beneficial owners of the common stock listed below, based on information they furnished, have sole investment and voting power over their shares, subject to community property laws where applicable.

                                                                                 Percentage of Total Common
                                                                                  Stock Beneficially Owned
                                                  Number of Shares            -----------------------------------
Name of Beneficial Owner                          Beneficially Owned          Before Offering      After Offering
------------------------                          ------------------          ---------------      --------------
Cecil A. Brooks                                        1,953                         *                    *
John T. Ottinger                                       6,719                        1.3                   *
Taylor McGown                                          1,800                         *                    *
Irving B. Wicker                                       1,538                         *                    *
Henry Darden                                             685                         *                    *
Church Growth Foundation, Inc.                        69,228                       13.0%                 8.9%
All directors and executive officers
as a group (5 Persons)                                12,695                       2.4%                  1.6%

* Amounts to less than one percent.


                            Description of securities

Our articles of incorporation and the Georgia Business Corporation Code authorize us to issue up to 29,000,000 shares of common stock and 1,000,000 shares of preferred stock. We may also issue securities for borrowings. We had 531,136 shares of common stock outstanding at February 28, 2003 held by 121 shareowners of record, and 500 shares of preferred stock outstanding held by one shareowner. At February 28, 2003, there were $71,752,013 of certificates of indebtedness outstanding, held by approximately 2,250 record owners. This is a description of these securities:

Common stock

The owners of common stock elect all the members of our board of directors. Each share owned is entitled to one vote on all matters to be voted on by shareowners. A majority of the shares issued is a quorum. The shareowners are entitled to receive dividends when, as and if declared by the board of directors out of funds legally available. In the event of liquidation, dissolution or winding up of the corporation, the shareowners are entitled to share ratably in all assets remaining which are available for distribution to them after payment of liabilities. Shareowners, as such, have no conversion, preemptive or other subscription rights, and there are no redemption provisions applicable to the common stock. All of the outstanding shares of common stock, and the shares issued in this offering, will be fully paid and nonassessable. The transfer agent and registrar for our common stock is TransferOnline, Inc.

Preferred stock

We have authorized 235,000 shares of Series A Convertible Preferred Stock. In December 2001, we issued 76,923 shares to one individual, for acquisition of Wellstone Financial Group, LLC. The shares were issued at a $500,000 value, equal to the same $6.50 per share price of our common stock. Any dividends on the preferred are only as may be declared by the Board of Directors. Preferred shareowners have one vote per share, the same as common shareowners. Each preferred share is convertible, after 3 years, into shares of common stock based on an adjustable formula. We may issue additional shares of preferred stock in connection with any other business acquisitions we may make. No preferred stock will be offered to our officers, directors or principal shareowners, except on the same terms as it is offered to all other existing shareowners or to new shareowners. Our board of directors has the authority to issue series of preferred stock and to set dividend rates and various rights and terms for a series, such as for redemption, the amount payable upon any liquidation of the corporation, conversion into other of our securities and any voting rights. Owners of common stock could be placed below any preferred stock owners in their rights to dividends, liquidation distributions and voting on some matters. Preferred stock could be issued with terms that would have the effect of discouraging a change of corporate control or other transactions that some common stock owners might believe to be in their best interests.

Certificates of indebtedness previously issued and still outstanding

These  are   descriptions  of  the   certificates   previously  sold  and  still
outstanding:

PIF had offered its mortgage loan fund certificates since 1985, at interest rates of from 6.75% for one-year terms to 9.00% for five-year terms. There are currently less than $1 million of these certificates still outstanding, all at the 9.00% rate. The mortgage loan fund certificates are unsecured general obligations.

PIF  began  offering  church   development  fund  certificates  in  1997.  These
certificates were at $2,500 minimum investments and 9% annual interest. They have all been redeemed, as of August 2002.

We issued  $3,056,276 of Series A certificates of  indebtedness  during a public
offering  from  October  1998  through   October  1999.  All  of  the  Series  A
certificates have matured and been repaid by April 15, 2003.

From May 2000 through January 2002, we sold $16, 765,704 of Series B certificates of Indebtedness. From January 2002 through December 2002, we sold $ 30,604,172 of Series C and Series D certificates. There is no trust deposit or other collateral to secure payment of Series B, C or D certificates.

From May 2002 until January 2003, we offered "Access Certificates." These certificates had no stated maturity. They could be purchased in any amount of at least $100 and owners can add to their certificate at any time, in amounts of $100 or more. The amount they have invested will remain in their certificate account until they redeem it. They may redeem any amount of the balance by giving at least seven days written notice. Our board of directors sets the rate on the first business day of each January, April, July and September. The directors may also change the rate between those dates if they believe that market conditions warrant a change. Certificate holders choose to have interest paid semiannually or when they redeem an amount.

Since May 2002, we have also been offering five-year and graduated rate certificates with the same terms as the ones being offered by this prospectus. We expect those certificates to have all been sold by the time this offering begins.

Certificates of indebtedness offered by this prospectus

9.00%, five-year certificates. We will set specific maturity dates of these certificates at least every three months, so that the principal amount of your certificates will be available for return or reinvestment on or near their fifth anniversary. Certificates may be purchased in any amount, with a minimum purchase of $500. Interest will be paid every six months. Investors may elect to have interest retained and compounded semiannually. Owners of $10,000 or more of certificates may elect to receive monthly interest payments.

Graduated certificates. These are for five year terms. Certificates will be issued in any dollar amount, with a minimum investment of $500. The amount and maturity date is set upon purchase and there can be no additions to the amount during their term. The owners may redeem any amount of the principal or interest on any anniversary date of their purchase, by giving at least ten days' written notice. Unless we receive notification of the intent to redeem within 10 business days of maturity, certificates will automatically be renewed, on the terms under which they were originally purchased, at the then prevailing interest rate for similar certificates. These certificates currently pay a graduated increased interest rate based on each year the certificate remains invested. Currently the rates are 7% for the first year, 7.5% for the second year, 8% for the third year, 8.5% for the fourth year, and 9% for the fifth year, giving an overall average, if left invested for 5 years, of 8%.

Certificate holders choose, at the time of purchase, to have interest on their certificate paid semi-annually or upon maturity. Monthly interest payments are available on investments of $10,000 or more. Unpaid interest is compounded every six months from the issue date.

General terms

All certificates will begin to bear interest at the stated rate one business day after we receive funds from an investor. However, we will not issue a certificate or a receipt for an investment until the check or other payment has cleared our bank. All certificate interest and maturities will be calculated on a 365-day year. Any payment due on a weekend or on a nationally recognized bank holiday will be paid the next business day. We will set interest rates for future certificates as market conditions warrant. Certificates issued in the future may bear higher or lower interest rates than the currently offered certificates, and may have different terms and conditions than these certificates. Certificates will normally be registered in book entry form and the investor will receive only a written confirmation of their investment, and not an actual certificate.

The price, interest rate and other terms of the certificates were set to be competitive with other interest-bearing securities. There is no escrow of the offering proceeds, so all amounts paid for the certificates will be immediately available to use in our business.

Unsecured obligations. No assets have been set aside as collateral for the payment of the certificates. They are general obligations, with no preference over any other debt that we may have. We are not required to deposit into any sinking fund for the purpose of paying the certificates on maturity. The certificates or trust indenture do not restrict us from issuing additional debt or making any additional debt senior in payment priority to the certificates. We are not required to maintain any particular ratios of debt to assets or stockholders' equity.

Default. Trinity Trust Company, Reno, Nevada is the trustee for the certificates. A default would occur if we were more than 60 days late in making an interest or principal payment or if we went into bankruptcy or failed to comply with the trust indenture created for these certificates. If a default happened, the trustee could pursue any available remedy to collect on behalf of the certificate owners. Persons owning at least 25% in amount of the certificates could declare all the certificates due and payable. Persons owning a majority in amount of the certificates could direct the trustee in taking any action it considered lawful and fair. An individual certificate owner is restricted in the ability to start independent proceedings, without the consent of the trustee or joining with others holding a majority in amount of the certificates.

Redemption. Certificate owners may not redeem them for cash before their maturity date. Our current policy is to redeem certificates which have been held at least a year, upon a request showing exceptional need or hardship. There would be an early payment fee equal to six months' interest. We have the right to redeem some or all of the certificates upon notice, sent at least 30 and not more than 60 days before the redemption date. Investors would then exchange their certificates for the principal amount and any unpaid interest. No interest would be earned after the redemption date. If less than all the certificates were redeemed, the paying agent for the certificates would select the ones to redeem, on a basis it considered fair. There is no right to convert the certificates into any of our other securities. We expect to be offering new series of certificates. Investors may ask that all or part of the amounts due them be reinvested in new certificates, after they had received a current prospectus for the new certificates.


                          Future resales of securities

The certificates and shares sold in this offering will be freely transferable, without restriction or further registration under federal securities laws. Sales to residents of certain states or jurisdictions may require registration or an applicable exemption from registration provisions in those states or jurisdictions.

The shares have been approved for listing on the Chicago Stock Exchange, under the symbol "IHN". We expect to have shares begin trading when we have at least 500 public beneficial shareowners, which we believe will occur by the time this offering is completed. The certificates have not been listed on any registered national securities exchange or on The Nasdaq Stock Market and we have no present plans to request any listing. After completion of this offering, Wellstone Securities, a registered securities broker-dealer, will provide an order-matching service for persons wishing to sell or buy certificates. The service will also be available for shares, if they are not yet being traded on the Exchange. Information will be available about any offers to buy or sell certificates or shares and about any recent transactions. Wellstone Securities will confirm accepted offers and handle the transfer of payment and ownership. It will charge a $50 fee per transaction, payable out of the purchase funds. It is possible that this service may not remain available. In that case, anyone wishing to sell certificates or shares would have to find a buyer and make arrangements for the price, payment and transfer.

                              Plan of distribution

You may purchase shares or certificates directly from Cornerstone Ministries Investments, Inc. We will communicate announcements of the offering and offer copies of this prospectus, as permitted by federal and state securities regulations. No one will receive any commissions or other compensation based on purchases made directly from us. The activities of our employees in these direct purchases are intended to be within Rule 3a4-1 of the federal Securities Exchange Act of 1934 and we will comply with securities regulations of the states in which the offering is to be registered.

We are also offering these shares and certificates through registered securities broker-dealers, who will be paid commissions for sales they make, equal to four percent on certificates and shares sold. Wellstone Securities is the servicing broker-dealer and will receive a one percent fee on all sales of shares and certificates made through broker-dealers. We have agreed to indemnify the broker-dealers and their controlling persons against any liability arising out of any alleged untrue or omitted statement in this prospectus.

We and the broker-dealers will be selling on a "best efforts" basis, without any commitment to sell the entire offering or any minimum amount. We expect to offer these shares and certificates to residents of Alaska, Arizona, Arkansas, Colorado, Connecticut, Delaware, District of Columbia, Florida, Georgia, Hawaii, Idaho, Illinois, Indiana, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Jersey, New York, North Carolina, Ohio, Oklahoma, Oregon, Rhode Island, South Carolina, Texas, Utah, Vermont, Virginia and West Virginia. We expect to offer shares in Alabama and Tennessee.

The price of the common stock, and the interest rate and terms of the certificates, are the same as in our previous offerings. We plan to continue the offering until all the certificates and shares have been sold. We reserve the right to close the offering before then and to reject any purchase in full or in part.


                                     Experts

Our financial statements as of and for the periods ended December 31, 2001 and December 31, 2002 have been included in this prospectus in reliance on the report of Robert N. Clemons, CPA, PA.


                              Available Information

This prospectus is part of a registration statement on Form SB-2 filed under the Securities Act of 1933. This prospectus does not contain all of the information in the registration statement and its exhibits. Statements in this prospectus about any contract or other document are just summaries. You may be able to read the complete document as an exhibit to the registration statement.

We file reports under the Securities Exchange Act of 1934. You may read and copy the registration statement and our reports at the Securities and Exchange Commission's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may telephone the Commission's Public Reference Branch at 800-SEC-0330. Our registration statement and reports are also available on the Commission's Internet site at http://www.sec.gov.

We intend to furnish our shareowners with annual reports containing audited financial statements after the end of each fiscal year.

                          Index to financial statements

                Independent Auditors' Report                                 F-1
                Balance Sheets                                               F-2
                Statements of Income and Retained Earnings                   F-3
                Statements of Changes in Stockholders' equity                F-4
                Statements of Cash Flows                                     F-5
                Notes to Financial Statements                                F-6

                           ROBERT N. CLEMONS, CPA, PA
                                  PO BOX 1670
                           DELAND, FLORIDA 32721-1670

To The Board of Directors
Cornerstone Ministries Investments, Inc.

                          Independent Auditor's Report

We have audited the accompanying consolidated balance sheets of Cornerstone Ministries Investments, Inc. (formerly PIF/Cornerstone Ministries Investments, Inc.) & Subsidiaries as of December 31, 2000, 2001 & 2002 and the related consolidated statements of income (loss) & retained earnings (deficit), changes in stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cornerstone Ministries Investments, Inc. & Subsidiaries as of December 31, 2000, 2001 & 2002 and the results of their operations, changes in their stockholder's equity and their cash flows for the year then ended in conformity with generally accepted accounting principles.

S/ Robert N. Clemons, CPA, PA
DeLand, Florida
April 7, 2003

CORNERSTONE MINISTRIES INVESTMENTS, INC. & SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2000, 2001 & 2002

                                                                             12/31/00               12/31/01               12/31/02
ASSETS

Cash in banks                                                            $  2,181,280           $  2,907,457           $  1,500,499
Pre-funded project costs                                                       67,085                454,584                609,020
Real estate loans, net                                                     26,896,502             30,576,660             64,667,610
Bond holdings                                                                 273,500              5,172,500              2,571,250
Fixed assets, net                                                               6,689                266,655                320,337
Deferred tax asset                                                            166,933                277,419                274,233
Goodwill                                                                            0                450,997                400,901
Other intangible assets, net                                                  955,226                576,470              1,054,801
Real estate held for sale                                                     295,499                331,513                340,000
Other assets                                                                    6,538                 60,687                 38,188
                                                                         ------------           ------------           ------------
TOTAL ASSETS                                                             $ 30,849,252           $ 41,074,942           $ 71,776,839
                                                                         ============           ============           ============

LIABILITIES & SHAREHOLDER'S EQUITY
Investor certificates & accrued interest                                 $ 27,696,741           $ 37,643,733           $ 67,977,382
Bond fund certificates                                                        474,145                      0                      0
Accounts and other payables                                                   196,412                132,178                282,120
Common dividends payable                                                      151,974                171,834                168,640
Building mortgage                                                                   0                197,194                189,226
Deferred income taxes                                                          22,823                 33,941                      0
                                                                         ------------           ------------           ------------
TOTAL LIABILITIES                                                          28,542,095             38,178,880             68,617,368
                                                                         ------------           ------------           ------------
SHAREHOLDER'S EQUITY
Series A Convertible Preferred Stock, no par
  value; 235,000 shares authorized, no
  shares issued & outstanding                                                       0                      0                      0
Common Stock, $0.01 Par Value, 10 million
  shares authorized; 530,944 shares issued
  & outstanding                                                                 3,972                  5,287                  5,309
Paid in capital                                                             2,578,286              3,279,491              3,293,641
Retained earnings (deficit)                                                  (275,101)              (388,716)              (139,479)
                                                                         ------------           ------------           ------------
TOTAL SHAREHOLDER'S EQUITY                                                  2,307,157              2,896,062              3,159,471
                                                                         ------------           ------------           ------------
TOTAL LIABILITIES &
  SHAREHOLDER'S EQUITY                                                   $ 30,849,252           $ 41,074,942           $ 71,776,839
                                                                         ============           ============           ============

SEE ACCOMPANYING NOTES

CORNERSTONE MINISTRIES INVESTMENTS, INC. & SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME (LOSS) & RETAINED EARNINGS (DEFICIT) FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 & 2002

                                                                                 12/31/00             12/31/01             12/31/02
INCOME
Loan interest & fees earned                                                   $   469,023          $ 3,868,429          $ 6,018,879
Real estate & other income                                                         20,410              493,785              890,461
                                                                              -----------          -----------          -----------
TOTAL INCOME                                                                      489,433            4,362,214            6,909,340
                                                                              -----------          -----------          -----------
Investor interest expense                                                         314,871            2,726,524            4,154,997
Marketing expenses                                                                 92,239              229,154              494,042
Operating & personnel expenses                                                    180,302            1,101,927            1,393,604
                                                                              -----------          -----------          -----------
TOTAL EXPENSES                                                                    587,412            4,057,605            6,042,643
                                                                              -----------          -----------          -----------
Operating income (loss)                                                           (97,979)             304,609              866,697
Impairment loss                                                                         0                    0             (129,885)
Income tax (provision) benefit                                                     36,767              (57,489)            (124,204)
                                                                              -----------          -----------          -----------
NET INCOME (LOSS)                                                             $   (61,212)         $   247,120          $   612,608
                                                                              ===========          ===========          ===========

Retained earnings as previously reported                                      $    10,130          $       339
Correction of error, Note 2                                                                           (275,440)
                                                                              -----------          -----------
Beginning retained earnings (deficit) as restated                                  10,130             (275,101)         $  (388,716)
Net income (loss)                                                                 (61,212)             247,120              612,608
Dividends                                                                        (224,019)            (360,735)            (363,371)
                                                                              -----------          -----------          -----------
Ending retained earnings (deficit)                                            $  (275,101)         $  (388,716)         $  (139,479)
                                                                              ===========          ===========          ===========

SEE ACCOMPANYING NOTES

CORNERSTONE MINISTRIES INVESTMENTS, INC. & SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 & 2002

                                                                                                        RETAINED
                                                          COMMON         PAID-IN        PREFERRED        EARNINGS        TOTAL
                                                          STOCK          CAPITAL          STOCK         (DEFICIT)        EQUITY
                                                       -----------     -----------     -----------     -----------     -----------
BALANCE, DECEMBER 31, 1999                             $     1,191     $ 1,189,839     $         0     $    10,130     $ 1,201,160
Net income (loss) for year 2000 as restated                                                                (61,212)        (61,212)
Dividends declared                                                                                        (224,019)       (224,019)
Capital contributed                                          2,781       1,388,447                                       1,391,228
                                                       -----------     -----------     -----------     -----------     -----------
BALANCE, DECEMBER 31, 2000                                   3,972       2,578,286               0        (275,101)      2,307,157
Correction of error, Note 2                                               (152,183)                                       (152,183)
                                                       -----------     -----------     -----------     -----------     -----------
BALANCE, DECEMBER 31, 2000 AS RESTATED                       3,972       2,426,103               0        (275,101)      2,154,974
Net income                                                                                                 247,120         247,120
Dividends declared                                                                                        (360,735)       (360,735)
Capital contributed                                          1,315         853,388                                         854,703
                                                       -----------     -----------     -----------     -----------     -----------
BALANCE, DECEMBER 31, 2001                                   5,287       3,279,491               0        (388,716)      2,896,062
Net income                                                                                                 612,608         612,608
Dividends declared                                                                                        (363,371)       (363,371)
Capital contributed                                             22          14,150                                          14,172
                                                       -----------     -----------     -----------     -----------     -----------
                                                       $     5,309     $ 3,293,641     $         0     $  (139,479)    $ 3,159,471
                                                       ===========     ===========     ===========     ===========     ===========

SEE ACCOMPANYING NOTES

CORNERSTONE MINISTRIES INVESTMENTS, INC. & SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 & 2002

                                                                             12/31/00               12/31/01               12/31/02
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)                                                        $    (61,212)          $    247,120           $    612,608
Adjustments to reconcile net income to cash
from operations-
Depreciation & amortization                                                    31,945                124,014                154,384
Changes in-
Pre-funded project costs                                                      (67,085)              (387,499)              (154,436)
Accrued loan interest & deferred loan fees                                   (380,526)               101,499                (99,823)
Deferred taxes                                                               (156,482)               (99,368)               (30,755)
Other intangibles                                                            (154,971)               378,756               (478,331)
Investor interest payable                                                   2,129,940                825,088               (270,523)
Accounts & other payables                                                      78,689                (64,234)               149,942
Dividends payable                                                             122,198                 19,860                 (3,194)
Other items, net                                                               (1,538)              (117,089)               (80,465)
                                                                         ------------           ------------           ------------
NET CASH PROVIDED (USED) BY OPERATIONS                                      1,540,958              1,028,147               (200,593)
                                                                         ------------           ------------           ------------
CASH FLOWS FROM INVESTING ACTIVITIES:
Real estate loans made & purchased                                        (25,108,339)           (23,327,367)           (38,174,217)
Loan principal payments received                                            2,051,509             19,545,810              4,183,090
Bonds purchased                                                                                   (5,025,000)
Bonds sold or redeemed                                                                               126,000              2,601,250
Fixed assets purchased                                                       (295,499)              (272,137)               (74,311)
Goodwill acquired                                                                                   (500,000)
PIF merger                                                                   (308,966)
Real estate costs capitalized                                                                        (36,014)                (8,487)
                                                                         ------------           ------------           ------------
NET CASH (USED) BY INVESTING                                              (23,661,295)            (9,488,708)           (31,472,675)
                                                                         ------------           ------------           ------------
CASH FLOWS FROM FINANCING ACTIVITIES:
Investor certificates                                                      22,426,775              9,121,904             30,604,172
Bond fund redemptions                                                                               (474,145)
Building mortgage                                                                                    197,194                 (7,968)
Stock issued                                                                1,391,228                702,520                 14,172
Dividends                                                                    (222,421)              (360,735)              (344,066)
                                                                         ------------           ------------           ------------
NET CASH PROVIDED BY FINANCING                                             23,595,582              9,186,738             30,266,310
                                                                         ------------           ------------           ------------
NET CHANGE IN CASH                                                          1,475,245                726,177             (1,406,958)
Cash at beginning of period                                                   706,035              2,181,280              2,907,457
                                                                         ------------           ------------           ------------
CASH AT END OF PERIOD                                                    $  2,181,280           $  2,907,457           $  1,500,499
                                                                         ============           ============           ============

Supplemental Information-
Interest paid during the period                                          $    259,411           $  1,916,134           $  4,499,470
Income taxes paid during the period                                      $      9,200           $    234,460           $          0

SEE ACCOMPANYING NOTES

CORNERSTONE MINISTRIES INVESTMENTS, INC. & SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying Consolidated Financial Statements include the accounts of Cornerstone Ministries Investments, Inc., Wellstone Communities, Inc. and Wellstone Financial Group, LLC (collectively "The Company"). The Company originates and purchases mortgage loans made to faith-based organizations. The Company offers specialized programs for churches, not-for-profit sponsors of senior housing and affordable housing programs. The Company also invests in similar real estate projects for the purpose of selling at a profit, or leasing. Substantially all of the Company's loans and investments are in projects located in the Southeastern United States.

The Company recognizes interest income from loans (both interest and fees) as it is earned in accordance with SFAS Nos. 65 & 91.

The Company has adopted SFAS No. 142 effective January 1, 2002. The expenses associated with organizing the corporation and beginning business have been capitalized and are being amortized over 60 months.

Management aggressively monitors and evaluates its loan credit risks including the borrower's adherence to loan terms, delinquencies, and ongoing project status. Based on these and other judgement factors, the Company provides for possible loan losses when needed to reduce recorded loans to fair value in accordance with SFAS No.107. As of the balance sheet date no loan is substantially in arrears; therefore, no allowance for loan losses is reflected in the accompanying statements.

Cash and cash equivalents include checking accounts and short term certificates with original maturities of 90 days of less.

Property and equipment are valued at cost when purchased. Depreciation is provided on the straight-line method over the estimated useful lives of the assets, which are generally three to five years for furnishings and equipment, and 40 years for the Company's owned offices.

Interest on Investor Certificates is accrued from the date of issuance, and may be paid semi-annually. Investors holding five year certificates in multiples of $10,000 may receive interest monthly.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to the difference between the methods of accounting for depreciation and loan fees for financial and tax-reporting purposes. The deferred taxes represent the estimated future tax consequences of those differences, which will be either taxable or deductible when the assets and liabilities are recovered or settled. Accelerated depreciation methods and shorter asset lives are used for tax reporting, and straight-line depreciation is used for financial statement reporting. The Company calculates deferred taxes under the provisions of SFAS No. 109 which provides for deferred tax assets and liabilities to be carried on the balance sheet at current tax rates.

Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that are used.

Certain report classifications used in prior year financial statements have been reclassified to conform to current year presentation.

NOTE 2 - CORRECTION OF PREVIOUS FINANCIAL STATEMENTS

The Company has retroactively restated prior period's financial statements for corrections to it=s method of recognizing fees associated with mortgage loans required by SFAS 91. As of December 31, 2000 the Company deferred unearned loan fees net of related taxes, together aggregating $275,440. In addition, costs associated with its stock offerings have been reclassified from intangible assets to a reduction of the associated paid-in capital account.

NOTE 3 - SUBSEQUENT EVENTS

On February 12, 2003 the Board of Directors approved amending the Articles of Incorporation and changed the name of the Corporation from "PIF/Cornerstone Ministries Investments, Inc." to "Cornerstone Ministries Investments, Inc.". The Company closed on a $522,459 contract to purchase additional office space in Forsyth County, Georgia on February 28, 2003.

NOTE 4 - COMMITMENTS

The Company has no material lease commitments at December 31, 2002. The Company has entered into an Administrative Services Agreement with Cornerstone Capital Advisors, Inc. (CCA) to provide loan administration, including the application and closing process and loan accounting; investor relations; marketing collateral; administration of computers, computer networks and management information systems; photo copying; and, maintenance of records, record keeping, bookkeeping and accounting after 2002. The Company is obligated to pay directly or reimburse actual expenses to be billed monthly by CCA. The agreement is for renewable one-year terms and it may be terminated by either party upon 60 days' written notice. It is anticipated that after 2002, the Company will not have any employees of its own and accordingly, CCA will be subject to the supervision of the Board of Directors. As of December 31, 2002, CCA had not incurred any material expenses to be billed to the Company.

NOTE 5-REAL ESTATE LOANS RECEIVABLE

At December 31, 2002 the Company had Real Estate Loans on church and other not-for-profit properties as follows:

                        Mortgage Loans              $64,242,543
                        Accrued Interest              1,203,384
                        Unearned Loan Fees             (778,317)
                                                    -----------
                        Total Real Estate Loans     $64,667,610

These loans mature over a period beginning in 2003 and ending in 2012.

NOTE 6 - INTANGIBLE ASSETS

The Company has adopted SFAS 142 "Goodwill and Other Intangible Assets" effective January 1, 2002. Goodwill associated with the Company's acquisition of Presbyterian Investor's Fund, Inc. (PIF) is carried at $450,997. Management does not believe impairment of this asset has occurred and accordingly, no provision for impairment loss has been recorded. Other Intangible Assets consist of costs incurred to register the Company's debt securities and commissions paid or accrued on the sale of debt securities. These are amortized on a straight line basis over the period the securities are outstanding, generally 5 years.

NOTE 7 - INCOME TAXES

Income tax expense (benefit) consists of estimated federal and state income taxes on the company's taxable income, and the change in components of deferred tax assets and liabilities. The deferred tax asset is comprised of provisions for deductible temporary differences, principally depreciation and amortization methods and accelerated lives, and reporting of loan fees earned.

Components of income tax expense for the years ended December 31, are:

                                 2000            2001            2002
                                 ----            ----            ----
Current:        Federal       $101,519        $141,033        $108,308
                State           18,195          33,555          19,240
Deferred:       Federal          9,058           9,450          (2,840)
                State            1,394           1,668            (504)
                              --------        --------        --------
                              $130,166        $185,706        $124,204

The Company has pending with the Department of the Treasury, a request to change its accounting method with respect to loan fees which would approximate the book treatment under SFAS Nos. 65 and 91.

NOTE 8 - CASH CONCENTRATION

A cash concentration risk arises when the Company has more cash in a financial institution than is covered by insurance. At December 31, 2002, the Company had cash in excess of insured limits totaling $1,081,672.

NOTE 9-SECURITIES OFFERINGS

During 2001, the Company filed two Form SB-2 Registration Statements under the Securities Act of 1933. Under these Registration Statements, the Company issued 3 separate securities. Under the first of the SB-2 filings the Company issued securities identified as "Access Certificates". These certificates have no stated maturity, are purchased in $100 increments and bear a rate of interest as determined by the Company's board of directors on the first of each January, April, July and October. The directors may also change the rates between these dates if market conditions warrant such a change. Under this same filing the
Company issued 5 year "Graduated Certificates" which require a minimum investment of $500. Under the terms of the offering as filed, these certificates carry a graduated interest rate based on how long the certificate is held by the investor, up to 5 years. These certificates are not collateralized and no sinking fund is required for paying the certificates upon maturity. Also during the year ended December 31, 2001 the Company offered up to $17,000,000 of Series B Certificates of Indebtedness. Of the $17,000,000 being offered, $3,000,000 has a March 13,2003 maturity date and bears an interest rate of 7%. The remaining $14,000,000 will have a March 15, 2005 maturity date and bear interest at 9%. These certificates are not collateralized and no sinking fund for paying the certificates on maturity is required.

Amounts outstanding and their maturities are-

        5.0%    $3,081,099              2003    $ 7,800,907
        7.0%     5,964,859              2004      3,729,938
        7.5%       191,824              2005      4,938,456
        8.0%     1,847,974              2006      8,431,814
        9.0%    54,123,371              2007     40,308,012

On February 21, 2003 Wellstone Communities, Inc., a wholly owned subsidiary, filed a Form SB-2 Registration Statement under the Securities Act of 1933 with the Securities and Exchange Commission to sell up to $50,000,000 of its Series A Preferred Stock. Net proceeds from the offering are expected to be used to make and purchase loans secured by properties, start or acquire a bank and add to working capital.

NOTE 10-LOAN GUARANTEES

At December 31, 2002 the Company was guarantor for approximately $34,776,000 of loans secured by retirement facilities owned by not-for-profit entities.

NOTE 11-PROFIT SHARING PLAN

During 2001, the Company established a Profit Sharing Plan for its employees. The Plan allows for entry into the plan after one year of service, and immediate vesting of contributed amounts. All contributions are to be made at the discretion of the Company after approval by the board of directors. For the years 2001 & 2002 the Company elected to contribute $40,691 and $63,150 respectively.

NOTE 12 - BUILDING MORTGAGE

In connection with the acquisition of office space, the Company obtained a mortgage and pledged the real estate as collateral. The mortgage requires monthly payments of principle and interest totaling $2,068. Estimated principle reductions are-
Year  2003  $7,017      Year 2004  $7,717       Year 2005 $8,487
Year 2006   $9,333      Year 2005 & Beyond $156,672

NOTE 13 - SERIES A CONVERTIBLE PREFERRED STOCK

In 2001, the Company amended its Articles of Incorporation to provide for the issuance of up to 235,000 shares of Series A Convertible Preferred Stock. The shares do not accrue dividends unless such dividends are declared by the Board of Directors. The shares entitle the preferred shareholder to have one vote per share, presently equal to the voting rights of Common shareholders. Each share is convertible, after 3 years, into shares of Common Stock based on an adjustable formula. Shares with a value of $500,000 were issued to Wellstone Financial Group, LLC (WFG) during 2001. As WFG is included in these consolidated financial statements, the shares have been eliminated in consolidation. If the shares were convertible at the balance sheet date herein, an additional 76,923 shares of Common Stock could be issued.

                PART II -- INFORMATION NOT REQUIRED IN PROSPECTUS

Item 24.  Indemnification of Directors and Officers.

         The Registrant's Articles of Incorporation, Article VII, provide that none of its directors shall be personally liable to the Registrant or its shareholders for monetary damages for breach of duty of care or other duty as a director, except as liability is required by the Georgia Business Corporation Code or other applicable law. The Registrant's Bylaws, Article VI, require the Registrant to indemnify officers or directors who were wholly successful in the defense of any proceeding to which they were parties because they were officers or directors. This mandatory indemnification is against reasonable expenses they incurred in the proceeding. The Registrant is permitted to indemnify officers and directors, and to pay their reasonable defense expenses, except in such cases as those involving conduct that was unlawful or in bad faith. Permission must come from a majority of disinterested directors or shareholders.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

Item 25.  Other Expenses of Issuance and Distribution.

         Expenses of the Registrant in connection with the issuance and distribution of the securities being registered are estimated as follows, assuming the maximum offering amount is sold:

Securities and Exchange Commission filing fee .................         $  4,750
Blue sky fees and expenses ....................................            8,000
Accountant's fees and expenses ................................           13,500
General Counsel's fees and expenses ...........................           75,000
Printing and Edgar filer ......................................            5,000
Postage and other delivery media ..............................            5,000
Marketing expenses, including travel ..........................            5,000
Miscellaneous .................................................            3,750
                                                                        --------
     Total ....................................................         $120,000
                                                                        ========
     (The Registrant will bear all these expenses.)

Item 26.  Recent Sales of Unregistered Securities.

(a) The following information is given for all securities that the Registrant sold within the past three years without registering the securities under the Securities Act.

     Date                            Title                       Amount
     ----                            -----                       ------
December 15, 2001        76,923 shares of preferred stock       $500,000

(b) Shares were sold to one sophisticated person, who had access to the Registrant's financial and operating information and to its officers and directors. No underwriters were used.

(c) The Registrant acquired a 50% equity/99% profits interest in a limited liability company.

(d) The section of the Securities Act under which the Registrant claims exemption from registration and the facts relied upon to make the exemption available are that the sale was to one sophisticated individual owner of the business acquired.

Item 27.  Exhibits

         Exhibits listed below are filed as part of this Registration Statement pursuant to Item 601 of Regulation S-B.

 Exhibit
 Number                                    Description
 ------                                    -----------
   1.1*        Sales Agency Agreement with Wellstone Securities, Inc.
   1.2*        Servicing Agent Agreement with Wellstone Securities, Inc.
   1.3*        Purchase Agreement, for sales of certificates
   1.4*        Purchase Agreement, for sales of shares
   3.1(a)      Amended and Restated  Articles of Incorporation of the Registrant
               (Incorporated  by  reference  from  Exhibit  3.1 of  Registrant's
               Registration Statement on Form SB-2, No. 333-93475, filed January
               14, 2000.)

   3.1(b)*     Articles of  Amendment to the  Articles of  Incorporation  of the
               Registrant
   3.2         Amended and Restated  By-laws of the Registrant  (Incorporated by reference from Exhibit 3.2 of Registrant's Registration Statement on Form SB-2, No. 333-93475, filed January 14, 2000.)
   4.1         Article  III.A.,  page 1 of the Amended and Restated  Articles of
               Incorporation and Article III of the Amended and Restated By-laws
               (Reference is made to Exhibits 3.1 and 3.2)
   4.2*        Form of Certificate of Indebtedness
   4.3         Trust  Indenture for Series B and C Certificates  of Indebtedness
               (Incorporated  by  reference  from  Exhibit  4.4 of  Registrant's
               Registration Statement on Form SB-2, No. 333-93475, filed January
               14, 2000.)
   4.4         Trust  Indenture dated June 14, 2002  (Incorporated  by reference from Exhibit 4.8 of Registrant's  Registration  Statement on Form
               SB-2, No. 333-91564, filed June 28, 2002)
   4.5*        Trust Indenture dated April 29, 2003
   4.6*        Text of statement to appear on acknowledgement of share purchase
   5*          Opinion and consent of counsel with respect to the  obligation of the certificates being registered
  10*          Administrative   Services   Agreement   between   Registrant  and
               Cornerstone Capital Advisors, Inc.
  21           List of subsidiaries of the Registrant
  23.1*        Consent  of  Robert  N.  Clemons,   CPA,  PA,   Certified  Public
               Accountant
  23.2*        Consent of Counsel (reference is made to Exhibit 5)
  24*          Power  of  Attorney  (filed  in  Part  II,  Signatures,  of  this registration statement)
  25*          Statement of eligibility of trustee, Form T-1

*All exhibits not incorporated by reference are filed with this registration statement.

Item 28. Undertakings.

(a) The Registrant hereby undertakes that it will:

         (1)      File,   during   any  period  in  which  it  offers  or  sells
                  securities, a post-effective amendment to this registration statement to:

                  (i) Include any prospectus required by section 10(a)(3) of the Securities Act;

                  (ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement; and

                  (iii)    Include   any   additional   or   changed    material
                           information on the plan of distribution.

         (2) For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

         (3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

(e) This undertaking is included in Item 24, above.

                                   SIGNATURES

         In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-2 and authorizes this Registration Statement to be signed on its behalf by the undersigned, in Cumming, Georgia, on April 29, 2003.


                            CORNERSTONE MINISTRIES INVESTMENTS, INC. (Issuer)

                            By S/CECIL A. BROOKS
                               ------------------------------------------
                            Cecil A. Brooks, Chief Executive Officer

Each person whose signature appears below appoints Cecil A. Brooks, John T. Ottinger, or either of them, his or her attorney-in-fact, with full power of substitution and resubstitution, to sign any and all amendments (including post-effective amendments) to this registration statement on Form SB-2 of Cornerstone Ministries Investments, Inc., and to file them, with all their exhibits and other related documents, with the Securities and Exchange Commission, ratifying and confirming all that their attorney-in-fact and agent or his or her substitute or substitutes may lawfully do or cause to be done by virtue of this appointment.

         In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated.

                 Signature                                    Title                                      Date
                 ---------                                    -----                                      ----
   S/CECIL A. BROOKS                                 Chief Executive Officer, President and          April 29, 2003
--------------------------------------------         Chairman of the Board of Directors
   Cecil A. Brooks


   S/JOHN T. OTTINGER                                Vice President, Chief Operating Officer         April 29, 2003
--------------------------------------------         Secretary, Treasurer and Director
   John T. Ottinger                                  (Principal financial and accounting officer)


   S/TAYLOR MCGOWN                                   Director, Vice Chairman                         April 29, 2003
--------------------------------------------
   Taylor McGown


   S/HENRY R. DARDEN                                 Director                                        April 29, 2003
--------------------------------------------
   Henry Darden


   S/IRVING B. WICKER                                Director                                        April 29, 2003
--------------------------------------------
   Irving B. Wicker

                                  EXHIBIT INDEX

                                                                      Sequential
Exhibit                                                                  Page
Number                       Description                                Number
------                       -----------                                ------
   1.1         Sales Agency Agreement with Wellstone Securities
               Inc.
   1.2         Servicing Agent Agreement with Wellstone
               Securities Inc.
   1.3         Purchase Agreement, for sales of certificates
   1.4         Purchase Agreement, for sales of shares
   3.1(b)      Articles of Amendment to the Articles of
               Incorporation
   4.2         Form of Certificate of Indebtedness
   4.5         Trust Indenture dated April , 2003
   4.6         Text of statement to appear on acknowledgment of
               share purchase
   5           Opinion and consent of counsel on shares and
               certificates being registered
  10           Administrative Services Agreement between
               Registrant and Cornerstone Capital Advisors
  23.1         Consent of Robert N. Clemons, CPA, PA, Certified
               Public Accountant
  25           Statement of eligibility of trustee, form T-1